A Powerful Combination


                                 July 31, 2000

Today's Presenters



   James L. Broadhead                                        J. Wayne Leonard

Chairman, President and                               Chief Executive Officer
Chief Executive Officer

FPL Group, Inc.                                       Entergy Corporation

Safe Harbor Statement


Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:


This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.


                                                                             2
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                              James L. Broadhead

                            Chairman, President and
                            Chief Executive Officer
                                FPL Group, Inc.


                                                                             3
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Transaction Highlights


Merger of Equals:                  FPL Group Owns 57% (1.0 share)
                                   Entergy Owns 43% (0.585 share)


Management:                        James L. Broadhead - Chairman
                                   J. Wayne Leonard - President & CEO


Board Members:                     8 from FPL Group
                                   7 from Entergy


Corporate HQ:                      Juno Beach, Florida
Utility Group HQ:                  New Orleans, Louisiana


Dividend:                          FPL Group's - Currently $2.16


                                                                             4
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Creating Shareholder Value



o Transaction is immediately accretive

o Annual synergies of $150 million - $275 million

o Earnings per share growth of 10% or more

o Secure dividend

o $1 billion share repurchase authorization


                                                                             5
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Substantial Anticipated Synergies

2002-2004 Annual Synergies Growth* ($M)


[CHART OMITTED]

                                                                 $375 in 2004


                                                   100
                                                            =
                                     125
                                             +
                                                    50
          150                                                    $200 in 2002
                         +
                                      40
          110

--------------------------------------------------------------------------------
      Utility                   Comprehensive     Competitive    Total Synergies
                                                     CapEx


*  Synergies are pre-tax and do not include cost to achieve.

                                                                             6
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Regulatory Action Plan


Federal                                 State/Local


  SEC
                              AR             FL             LA
  FERC
                              TX             MS             New Orleans
  NRC


                        Target: Close Within 15 Months


                                                                             7
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A Powerful Combination


o Scope and scale to exploit changing marketplace

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Creating an Industry Leader

U.S. Utility Ranking


          Customers           #1
            6.3 million


  General Capacity                 #1
             48,000+ MW


               Nuclear Generation           #2
                         10,000+ MW


                    Equity Market Value              #2
                                  $16.4 billion

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A Powerful Combination

o    Scope and scale to exploit changing marketplace


o    Superior financial strength


o    Strong set of core competencies


o    Management focus on shareholder value

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A Merger of Equals




                                 The Nation's
                                   Largest
                                Power Company



Top-Performing                                              Leading
Super-Regional                                          Wholesale Energy
   Utility                                                  Business

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FPL                                                              Entergy
Group


A Super Regional Utility

Solid and Growing Customer Base


[Graphic Omitted]
     [Map]

                                                       38,400 MW Capacity

Service Areas                                        6.3 Million Customers

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A Top-Performing Utility


What's Needed for Success                              Combined Platform


Strong customer base                                #1 in customers
                                                    High growth regions


Superior generating capacity                        #1 in generating capacity
                                                    High plant availability


Quality service                                     Top quartile performer
Low cost operations                                 in reliability, customer
Strong regulatory relations                         service and price


Other competitive advantages                        Clean generation
                                                    Strong cash flow

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A Merger of Equals



                                 The Nation's
                                   Largest
                                Power Company



Top-Performing                                              Leading
Super-Regional                                          Wholesale Energy
   Utility                                                  Business

FPL                                                                 Entergy
Group






Strong Combined Presence in Key Regions


A Leading Independent Power Producer



                                                         Northeast
                                                         Hub

                                             Midwest
                                             Hub






                                        [Graphic omitted]
     Western                                  [Map]
       Hub



                                                                     Southeast
                                                                     Hub



 FPL Energy Sites
 Entergy Sites
                                        Gulf South Hub

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A Leading Wholesale Energy Business




What's Needed for Success                         Combined Platform


Large generation base                        9,800 MW, predominantly
                                             nuclear and gas


Development pipeline                         Growing to 30,000+ MW by 2004


                                             Low-cost construction, turbine
Construction skills                          availability & scale economies
                                             (Shaw)


Superior plant operations                    World-class skills


Risk management                              Top 10 trading company (Koch)
& asset optimization


Regional portfolios                          Complementary regional
                                             presence

                               J. Wayne Leonard

                            Chief Executive Officer
                              Entergy Corporation

A Merger of Equals


                                 The Nation's
                                   Largest
                                Power Company




Top-Performing                                              Leading
Super-Regional                                          Wholesale Energy
    Utility                                                 Business

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A Diversified and Balanced Customer Base

1999 Retail MWh by Customer Class (%)


Entergy                       FPL Group                     Combined

[Graphic Omitted]          [Graphic Omitted]            [Graphic Omitted]
   [Pie Chart]               [Pie Chart]                   [Pie Chart]

  3%                              2%                           3%
 30%                              5%                          25%
 43%                             41%                          41%
 24%                             52%                          31%


Residential              Commercial          Industrial          Other

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The Largest Generator - and One of the Cleanest





'000s MW                      Capacity by Generation Mix

   45

                                                                 Oil/Other
                                                                 Coal
   30                                                            Nuclear
                                                                 Gas

                         [Graphic Omitted]
                            [Bar Chart]
   15



    0

        Combined   AEP/CSR   SO   PE/UCM   ETR  TXU  ED/NU   CPL/FPC   DUK   FPL

-------------------------------------------------------------------------------
Clean MW   31         11      5     16     18   15    12        7       7    13
in 000s

% clean    79%        29%    15%    58%    80%  72%   69%       43%    39%   78%
(gas +
nuclear)
-------------------------------------------------------------------------------
Source: RDI, 1998 data

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                  An Environmental Advantage - Low Emissions






2500                          CO2 Emissions


                            [Graphic Omitted]
                              [Bar Chart]

lbs/MWH



0  CIN  DTE  AEP/CSR  SO  CMS  CPL/FPC  TXU  NSP  GPU  PPL  ED  PNW  D  DUK FPL

   ETR  PEG  NMK  EIX PE/UCM





25                            SO2 Emissions

                            [Graphic Omitted]
                              [Bar Chart]

lbs/MWh



0 CIN  PPL GPU  SO  NMK  CPL/FPC  AEP/CSR  DTE  D CMS  DUK  TXU  PSEG  FPL

  NSP  PNW  ETR  PE/UCM  EIX  ED





7                             NOx Emissions

                            [Graphic Omitted]
                              [Bar Chart]

lbs/MWh


0 CIN  AEP/CSR  CPL/FPC  DTE  CMS  NSP  DUK  SO  D  PPL  GPU  TXU  PNW  PEG

  ETR  FPL  PE/UCM  NMK  EIX  ED



Source:  Natural Resource Defense Council, 1998, for SPELEC companies available

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A Merger of Equals



                                  The Nation's
                                    Largest
                                 Power Company





Top-Performing                                              Leading
Super-Regional                                         Wholesale Energy
    Utility                                                 Business

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A Growing Competitive Portfolio



          9,800 MW                                     33,400 MW
          in 2000*                                      by 2004

      [Graphic Omitted]                              [Graphic Omitted]
         [Pie Chart                                      [Pie Chart


     Nuclear           Gas                           Nuclear           Gas
       26%             48%                             34%             56%


  Other                                            Other
   15%                                               5%

          Renewables
               11%                                        Renewables
                                                              5%

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Turbine Availability Supports Growth



MW
18,000


                               [Graphic Omitted]
                                   [Bar Chart]

12,000



 6,000



0
              2000        2001      2002      2003      2004      2005

# Of
Turbines       1            7        16        21        21         10   Total
Delivered                                                                  76

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Aggressive Development Schedule

Cumulative MW Operating


MW

35,000
                         [Graphic Omitted]                  Late Stage
30,000                      [Area Chart]                    Development

25,000                                                      Announced/
                          36% Annual Growth                 Under Construction
20,000
                                                            Acquired
15,000                                                      Nuclear

 5,000                                                      Operating

     0
          2000      2001      2002      2003      2004

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Premier National Nuclear Company


What's Needed for Success                           Combined Platform

                                           Recognized leader in industry with
Nuclear core competency                    PWR, BWR, turnaround experience

Large fleet                                More than 10,000 MWs

Regional economies of scale                2,475 MW in Northeast

                                           Building expertise through
Decommissioning capabilities               service contracts

Management resources                       Strong, deep bench

                                           Experience with license transfer
Strong regulatory interface                and extension

Efficient operations                       High plant availability

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Trading and Marketing - Scale and Skills


What's Needed for Success                          Combined Platform

Physical gas trading                         Top 7-9 (7-8 BCF/D)

Financial gas trading                        Top 3-5 (40-60 BCF/D)

Electricity trading                          Top 5-7 (120 million MWh)

Weather derivatives market                   30% of market

Access to strategic as assets                10,000 mile Gateway

Access to power assets                       10,000 MWs and growing

Access to resid/gas
switching capability                         100-150 MBPD

Access to retail load                        6.3 million customers
[Graphic Omitted]

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Scale Improves Optionality

Top 15 U.S. Consumers of Natural Gas

BCF/D
2

                              [Graphic Omitted]
                                 [Bar Chart]



1






0
 Combined  ETR  TXU  REI  CSR  FPL  NCE/  SO  DOW  LTV  X  DUK  BS  KSE  XOM
                                    NSP

Source: RDI, 1999 data

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Gateway - A Strategically Positioned Pipeline


                         [Graphic Omitted]
                              [Map]


                                                  Enron/Sonat's Florida
                                                  Gas Transport Pipeline


          Entergy-Koch's
         Gateway Pipeline
                                             Williams/Duke's
                                               Proposed
                                          Buccaneer Pipeline

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FPL FiberNet - A Value Enhancer


 FPL FiberNet - 1,600 route miles     Entergy Fiber Networks - 2,150 route miles



     [Graphic Omitted]                        [Graphic Omitted]
          [Map]                                      [Map]



                    o 2,750 route miles
     Combined       o FPL FiberNet building 15 metro intra-city networks
     Platform         and plans > 500,000 fiber miles
                    o Opportunity to extend to Entergy's metro areas

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Financial Headroom                           Low Dividend/Low Debt

0%





30%





60%





90%





120%
          20%                      40%                      60%

          High Dividend/High Debt       High Dividend/Low Debt
                           Common Equity Ratio

Source: Bloomberg

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Strong Cash Flow


Operating Cash Flows

    $(B)

    4.0

                              [Graphic Omitted]
                                 [Bar Chart]

     2.0




     0.0
               2002           2003           2004

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 "Pure Play" Value Proposition


6.3 million customers

   +  48,000 MW generation

      +  20,000 MAW project pipeline

         +  10,000 mile gas pipeline
                                                  = A Wealth of Value
            + Trading and marketing
Sources of
Value

               + 21,500 transmission miles

                   + 151,900 distribution miles

                       + 3,750 route mile fiber network

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 A Powerful Combination


Strategy:
_______________________________________________________________________________
o Maintain and enhance utility operations

o Profitably grow wholesale portfolio                            [Checkmark]

o Enhance growth through additional strategic ventures
_______________________________________________________________________________


Platform:
_______________________________________________________________________________
o Premier utility franchises in growing Gulf South region

o Strategically positioned on nation's largest natural gas resource

o 48,000 MW of balanced generation capacity                      [Checkmark]

o World-class trading and market capabilities
_______________________________________________________________________________


Execution:
_______________________________________________________________________________
o Proven management team
                                                                 [Checkmark]
o Track record of delivering on our promises
_______________________________________________________________________________


Results:
_______________________________________________________________________________
o Earnings per share growth of 10% or more

o Excellent cash flow postion
                                                                 [Checkmark]
o Strong balance sheet

o Immediately accretive
_______________________________________________________________________________




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Addendum
In connection with the proposed merger, FPL Group, Inc. and Entergy

Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone:
(561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation
FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.


                                                                             35
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                            A Powerful Combination